UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON GLOBAL, INC.
1325 Avenue of the Americas, New York, New York 10019

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2016 and 2015

* All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Hudson Global, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of Hudson Global, Inc. 401(k) Savings Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BONADIO & CO., LLP

Amherst, New York
June 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Hudson Global, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Hudson Global, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2015. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
June 24, 2016

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
Assets:
Investments, at fair value	36,421,735	37,165,431
Receivables:
Members' loans receivable	68,519	46,682
Members' contributions receivable	12,616	15,800
Employer match receivable	168,290	162,518
Total receivables	249,425	225,000
Total assets	36,671,160	37,390,431
Liabilities:
Accrued expenses	53,867	49,052
Total liabilities	53,867	49,052
Net assets available for benefits	$36,617,293	$37,341,379

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2016

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$592,948
Net appreciation in fair value of investments	828,297
Total investment income	1,421,245
Contributions:
Members	604,373
Employer, net of forfeitures	168,791
Rollovers	49,246
Total contributions	822,410
Total additions	2,243,655
Deductions from net assets attributable to:
Benefits paid to members	2,894,192
Administrative expenses	73,549
Total deductions	2,967,741
Net decrease in net assets available for plan benefits	(724,086)
Net assets available for plan benefits, beginning of year	37,341,379
Net assets available for plan benefits, end of year	$36,617,293

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Global, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participating members ("members") should refer to the Prototype Plan Document and the Summary Plan Description  for a complete description of the Plan's provisions. The Plan was adopted as of April 1, 2003 (the "Effective Date") by the Board of Directors of Hudson Global, Inc. (the "Company") for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to United States ("U.S.") employees of the Company and certain of its participating subsidiaries. All full-time, part-time and short-term temporary employees other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, and (3) any "leased employee" as defined in Section 414(n) of the Internal Revenue Code (the "Code"), are eligible to participate in the Plan as soon as administratively possible following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company is the administrator of the Plan ("Plan Administrator"). The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the "Committee").

Contributions

A member may elect to make contributions on a pre-tax or post-tax basis to the Plan in amounts equal to a whole percentage of the member's eligible compensation, subject to Internal Revenue Service ("IRS") regulations. Employees who have or will have attained age 50 as of the end of the Plan year may elect catch-up contributions up to a statutory limit ($6,000 for 2016).

The Company, in its sole discretion, may make matching contributions after the end of each plan year to each member's account in an amount equal to 50% of a member's qualified contributions for the plan year (not including catch-up contributions), which is between 1% and 6% of a member's eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in either the Company's common stock fund ("Hudson Global Stock Fund") or cash based on the Company's discretion. Matching contributions may be redirected immediately, subject to applicable Company policy, after they are allocated to the members' accounts. During March 2017, the Company funded $168,290 as its matching cash contribution and $0 for its qualified non-elective contribution for 2016.

The Company may make profit-sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Company's Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit-sharing contributions for 2016 and 2015.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Members' Accounts

Each member's account is credited with the elective contributions made by the member and the Company matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Schwab Managed Retirement Fund based on expected retirement date. Members may also individually manage their investments in a self-directed brokerage account.

The Company matching contributions may be made in cash or units of the Hudson Global Stock Fund; however, members may redirect immediately, subject to applicable Company policy, these contributions once allocated. Each member's account will be credited with its share of net investment earnings including net appreciation or depreciation of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan or an individual retirement account).

The Company's common stock held in the Hudson Global Stock Fund is voted by Charles Schwab Trust Company (the "Trustee") at the Company’s stockholder meetings in accordance with the confidential instructions of the members whose accounts are invested in the common stock. All shares of the Company's common stock for which the Trustee receives voting instructions from members to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company's common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to members’ accounts for which it has received voting instructions from participants.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company's matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member's accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. If a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

The carrying value of the member loans was $68,519 and $46,682 and accrued interest of member loans was $141 and $62 as of December 31, 2016 and 2015, respectively.  The interest rate on member loans ranged between 3.25% - 3.50% and matures on various dates through September 16, 2021. The interest rate on new loans was 3.75% as of December 31, 2016.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member's beneficiary may elect to receive (1) a lump sum amount equal to the value of the member's vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member's life expectancy or the joint life expectancies of the member and the member's beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Participants may elect a lump sum cash payment or direct rollover for account balances under $1,000. If participants do not make an election, the Plan will issue a lump sum cash payment. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship. Hardship withdrawals must be approved by the Plan Administrator. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.

Forfeitures

A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested Company contributions. As of December 31, 2016 and 2015, forfeited non-vested Company contributions totaled $397,477 and $68,068, respectively. Forfeiture balances are principally maintained in a stable value fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses as defined in the Plan document and may be used to reduce subsequent Company contributions. If the member is subsequently re-employed by the Company, such forfeited amount shall be restored to the member's account, as defined in the Plan. During the year ended December 31, 2016, forfeitures of $67,875 were used to pay the Plan's administrative expenses.

Risks and Uncertainties

The Plan provides for various investment options in the Company's common stock, self-directed brokerage accounts, registered investment companies, and investment in common/collective trusts. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and members' account balances.

The Plan provides for investment in the Hudson Global Stock Fund. As of December 31, 2016 and 2015, approximately 2% and 4% of the Plan's total net assets were invested in the Hudson Global Stock Fund. The underlying value of the Hudson Global Stock Fund is dependent upon a number of factors including macro-economic conditions, interest rates, the Company's financial performance, and the market's evaluation of such performance.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless indicated in the Plan document. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2016 and 2015, all benefit payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Options and Restrictions

All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee in investment funds in accordance with each member's instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) presented in the Statement of Changes in Net Asset Available for Plan Benefits includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation) for investments held at the end of the year.

Related Party and Party in Interest Transactions

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain trustee and investment management fees which are charged to the Plan. Administrative expenses paid by the Plan to the trustee totaled $12,745 and $12,657 for the years ended December 31, 2016 and 2015, respectively. Investment management expenses, which are paid to an affiliate of the trustee, are paid from the investment funds and are reflected in the net appreciation/depreciation of those investments. The Hudson Global Stock Fund and member loans are also assets that qualify as party-in-interest transactions. The Plan's investment in the Hudson Global Stock Fund, which principally invests in the Company's common stock, was $555,735 and $1,384,926 as of December 31, 2016 and 2015, respectively.

Benefits

Benefits are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, "Fair Value Measurements," (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

hierarchy under ASC 820 are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common/Collective Trusts:
Valued at the closing net asset value ("NAV") reported on the last business day of the year. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.

Registered Investment Companies:	Valued at the closing NAV reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close.
Hudson Global Stock Fund:
Valued at the NAV provided by the administrator of the fund. The fund consists principally of shares of Hudson Global, Inc. Common Stock and the fund is valued at the closing price reported on the active market on which the individual securities are traded. Participants in the fund do not individually own specific shares of Hudson Global, Inc. Common Stock buy rather own units in the fund that invests in such shares and temporary cash investments. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015.

	December 31, 2016
	Level 1	Total
Common/Collective Trusts	$11,467,180	$11,467,180
Registered Investment Companies	22,635,037	22,635,037
Hudson Global Stock Fund	555,735	555,735
Self-Directed Brokerage Accounts	1,763,783	1,763,783
Total investments at fair value	$36,421,735	$36,421,735

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

	December 31, 2015
	Level 1	Total
Common/Collective Trusts	$11,804,978	$11,804,978
Registered Investment Companies	22,025,848	22,025,848
Hudson Global Stock Fund	1,384,926	1,384,926
Self-Directed Brokerage Accounts	1,949,679	1,949,679
Total investments at fair value	$37,165,431	$37,165,431

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2016 and 2015.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4. TAX STATUS

Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Effective January 1, 2015, the Plan was restated to adopt a new plan document to comply with tax law changes. Charles Schwab Trust Company obtained an opinion letter of the Plan dated June 19, 2014 from the IRS stating that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of the employees. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires the management of a plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. In 2016, the Company was notified by the IRS that for tax year 2014, the Plan was selected for examination. The examination was completed with no adjustments. The Company has not been notified of any other audits for other periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and Company-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. Amounts due from employer, which represent additional contributions to the accounts of non-highly compensated employees under the caption "Employer match receivable" in the accompanying Statements of Net Assets Available for Plan Benefits, were $0 and $390, as of December 31, 2016 and 2015, respectively.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2016

Employer Identification Number: 59-3547281
Plan Number: 001

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and Prohibited Transaction Exemption 2002-51
$197,069	$—	$—	$—	$197,069

See accompanying Report of Independent Registered Public Accounting Firm.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2016

Employer Identification Number: 59-3547281
Plan Number: 001

Supplemental Schedule

		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or
(a)	Identity of issuer or similar party	maturity value	Current value
	American Beacon Large Cap Value Inv	Registered investment company - 86,829 shares	$2,240,179
	Astisan International Value Fund	Registered investment company - 25,800 shares	836,432
	JPMorgan Midcap Growth Select	Registered investment company - 56,676 shares	1,558,032
	Loomis Sayles Small Cap Value	Registered investment company - 47,361 shares	1,636,801
	Oakmark Equity & Income Investor	Registered investment company - 71,892 shares	2,186,959
	Oppenheimer International Growth Y	Registered investment company - 71,319 shares	2,473,331
	PIMCO Total Return Fund Class D	Registered investment company - 233,920 shares	2,346,219
*	Schwab S&P 500 Index Fund	Registered investment company - 160,936 shares	5,539,409
	T-Rowe Price Blue Chip Growth Adv	Registered investment company - 53,253 shares	3,817,676
	Morley Stable Value Fund	Common collective trust fund - 219,830 shares	5,335,143
*	Schwab Managed Retirement 2010 Class II	Common collective trust fund - 10,771 shares	238,357
*	Schwab Managed Retirement 2020 Class II	Common collective trust fund - 70,779 shares	1,773,729
*	Schwab Managed Retirement 2030 Class II	Common collective trust fund - 81,374 shares	2,241,852
*	Schwab Managed Retirement 2040 Class II	Common collective trust fund - 51,761 shares	1,493,825
*	Schwab Managed Retirement 2050 Class II	Common collective trust fund - 16,438 shares	256,098
*	Schwab Managed Retirement Inc II	Common collective trust fund - 7,759 shares	128,175
*	Hudson Global Stock Fund	Employer securities - $22,926 held in a money market fund and 398,213 shares	555,735
**	Self-Directed Brokerage Accounts	Various - self-directed brokerage account	1,763,783
	Total investments		$36,421,735
*	Member Loans	Participant loans, with varying maturity dates ranging from 2017 to 2021, and interest rates ranging from 3.25% to 3.50%	$68,519

*    A party-in-interest as defined by ERISA.

**	Self-Directed Brokerage Accounts includes investment of $491,143 in registered investment companies that are parties-in-interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Global, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Global, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/PATRICK LYONS
Patrick Lyons
Chief Financial Officer and Chief Accounting Officer
(Principal Accounting Officer)
Hudson Global, Inc.

Date:	June 26, 2017

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Bonadio & Co., LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG, Independent Registered Public Accounting Firm